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11020841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Trust Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 S. LaSalle Street
(No. and Street)

Chicago (City) | IL (State) | 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Berberich | 312-444-7805 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

303 East Wacker Drive (Address) | Chicago (City) | Illinois (State) | 60614 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______Carol Berberich__________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________Northern Trust Securities, Inc.____, as of __________________December 31_______, 2010____, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
THERESA M. REPOVZ
Notary Public - State of Illinois
My Commission Expires Feb 23, 2014

This report ** contains (check at applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
Northern Trust Securities, Inc.:

We have audited the accompanying statement of financial condition of Northern Trust Securities, Inc. (the Company), a wholly owned subsidiary of Northern Trust Corporation, as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Northern Trust Securities, Inc. as of December 31, 2010 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 28, 2011

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	2,756,906
Cash segregated under federal and other regulations		3,000,000
Trading securities owned, at fair value		6,840,159
Receivable from clearing broker		18,688,745
Other receivables		3,019,544
Furniture and fixtures, at cost, net of accumulated depreciation of $2,846		2,072
Deferred tax asset, net		1,218,587
Other assets		412,453
Total assets	$	35,938,466
Liabilities and Stockholder's Equity		
Securities sold, not yet purchased	$	10,709
Taxes payable to Parent		2,255,088
Payable to employees		5,873,420
Accounts payable and accrued expenses		2,150,528
Subordinated note payable to Parent		5,000,000
Total liabilities		15,289,745
Stockholder's equity:		
Common stock, $0.01par value; 20,000 shares authorized; 1,475 shares outstanding		15
Paid-in capital		3,697,485
Retained earnings		16,951,221
Total stockholder's equity		20,648,721
Total liabilities and stockholder's equity	$	35,938,466

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Business

Northern Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker. Substantially, all customers of the Company are also clients of affiliated entities. The Company also trades for its own account with the intent to sell securities to meet client demands.

The Company is a wholly owned subsidiary of Northern Trust Corporation (the Parent).

(2) Significant Accounting Policies

A summary of the significant accounting policies, which have been followed in preparing the accompanying statement of financial condition, is set forth below:

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Furniture and Fixtures

Furniture and fixtures are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the underlying assets, which range from 3 to 10 years.

(c) Income Taxes

The Company follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and then to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

The Company files a consolidated income tax return with the Parent. Under a tax-sharing agreement with the Parent, income taxes are computed based on the current year's results at the statutory rate as if the Company filed separate federal and state income tax returns.

The Company's practice is to recognize any interest and penalties related to unrecognized tax benefits in the provision for income tax.

(3) Transactions with Affiliates

The Company maintains its bank accounts and a line of credit with affiliates of the Parent. The line of credit available to the Company from these affiliates totals $5,000,000, which is pursuant to a subordinated

(Continued)

revolving credit note that matures on February 28, 2013. Borrowings under the line totaled $5,000,000 at December 31, 2010.

(4) Trading Securities Owned and Securities Sold, but Not Yet Purchased

Trading securities owned and securities sold, but not yet purchased, at fair value, as of December 31, 2010 consist of the following:

		Trading securities owned	Securities sold, but not yet purchased
Corporate equities and debt securities	$	734,899	
U.S. treasury, agency, and municipal obligations		6,105,260	10,709
Total	$	6,840,159	10,709

(5) Employee Benefits

The employees of the Company are covered by the Parent's noncontributory defined benefit pension plan (the Plan). The annual contribution rate is fixed by the Parent and provides for funding of the Plan and the cost of administration of the Plan. The employees of the Company are pooled with the employees of the Parent and affiliates for the purposes of the actuarial valuation. Therefore, the amount of accumulated pension benefits related specifically to the Company is not available.

Employees retiring under the provisions of the Plan may be eligible for postretirement healthcare coverage. The Company also provides for certain benefits after employment but before retirement. These benefits may be subject to deductibles, co-payment provisions, and other limitations, and the provisions may be changed at the discretion of the Parent. Furthermore, the Parent reserves the right to terminate these benefits at any time. The employees of the Company are pooled with employees of the Parent and affiliates for purposes of actuarial valuation with regard to postretirement benefits other than pensions and postemployment benefits. Therefore, the amount of the benefit obligation related specifically to the Company is not available. The total cost to the Company of these postretirement benefits is included with other allocations from the Parent and recorded in employee compensation and related expenses.

(6) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital." The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements. At December 31, 2010, the Company had net capital of $24,457,429, which was $24,207,429 in excess of required net capital.

(Continued)

(7) Furniture and Fixtures

A summary of furniture and fixtures is presented below:

		Original cost	Accumulated depreciation	Net book value
Office equipment	$	4,918	2,846	2,072
Total furniture and fixtures	$	4,918	2,846	2,072

(8) Income Taxes

Deferred taxes result from temporary differences between the amounts reported in the statement of financial condition and the tax bases of assets and liabilities. Deferred compensation is the most significant temporary difference. Net deferred tax assets were $1,218,587 at December 31, 2010. No valuation allowance related to deferred tax assets has been recorded at December 31, 2010 as management believes it is more likely than not that the deferred tax assets will be fully realized.

Included in other liabilities within the statement of financial condition at December 31, 2010 were $0.6 million of unrecognized tax benefits. If recognized, 2010 net income would have increased by $0.5 million, resulting in a decrease of the year's effective income tax rates. It is possible that changes in the amount of unrecognized tax benefits could occur in the next 12 months. Management does not believe that future changes, if any, would have a material effect on the financial position or liquidity of the Company, although they could have a material impact on operating results for a particular period.

(9) Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement and Disclosure*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair Value Hierarchy

ASC 820 establishes the following hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace.

Level 1 – Quoted, active market prices for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuation techniques in which one or more significant inputs are unobservable in the marketplace.

(Continued)

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. The standard requires an entity measuring fair value to maximize the use of observable inputs and minimize the use of unobservable inputs and establishes a fair value hierarchy of inputs. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

The Company's financial assets and liabilities carried at fair value consist of trading securities owned and securities sold, not yet purchased. U.S. Treasury securities are classified as Level 1 assets and totaled $872,406 at December 31, 2010. The remaining trading securities, except for an auction rate preferred security classified as a Level 3 asset totaling $300,000, are classified as Level 2 assets and totaled $5,667,753 at December 31, 2010. Securities sold, not yet purchased are classified as Level 2 liabilities and totaled $10,709.

(10) Off-Balance Sheet Risk and Concentration of Credit

Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. As an introducing broker with customers throughout the United States, but primarily in the Midwest, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash and margin accounts introduced by the Company. To minimize its risk related to the indemnification agreement, the Company adjusts the amount of the margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2010 are adequate to mitigate the risk of material loss. For the year ended December 31, 2010, no indemnity payments were made to the broker-dealer.

In the normal course of its business, the Company enters into long-and short-security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short security transactions.

The securities owned by the Company are primarily U.S. treasury, agency, and municipal obligations. Excluding the U.S. Treasury, the largest position of any single issuer at December 31, 2010, was a municipal obligation, which amounted to $1,360,000.

(11) Legal Proceedings

The Company is a defendant in legal proceedings incidental to its securities business. Management of the Company, after consultation with legal counsel, believes the resolution of these various matters will not result in any material adverse effect on the financial position or results of operations of the Company.

(12) Cash and Securities Segregated under Federal and Other Regulations

Cash of $3,000,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

(Continued)

(13) Subsequent Events

In accordance with implementing ASC 855, *Subsequent Events*, as of January 1, 2009, the Company evaluated subsequent events through February 28, 2010, the date the statement of financial condition was issued and noted no material impact on the Company's statement of financial condition.

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)